Form 6-K

No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of

	July	2003,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)

Date: July 9, 2003	By /s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, July 4, 2003 Page 2 of 3

Electrolux annual report on Form 20-F

(ELUX) Electrolux annual report on Form 20-F has been filed with the US Securities and Exchange Commission (SEC). The 20-F is available as a pdf document on the Electrolux Investor Relations website, www.electrolux.com/ir. The 20-F is also available on the SEC’s Edgar Database on www.sec.gov.

A copy of the above document has also been submitted to the UK Listing Authority (UKLA), and will shortly be available for inspection at the UKLA’s Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London, E14 5HS, UK

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

Further information
For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 7090.